Annual and Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD.

Date: July 3, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Proposal	For	Against	Abstain
1. To appoint Somekh Chaikin (a member of KPMG Global) as the Company's independent registered public accounting firm for the year ending December 31, 2019, and until the next annual general meeting, and to authorize the Company's Board of Directors to determine their compensation.	☐	☐	☐
2. To re-appoint Mr. Simon Anthony-Fried, Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Amit Dror, Mr. Roni Kleinfeld, Mr. Avraham Nahmias, Mr. Avi Reichental, and Mr. Eliyahu Yoresh as directors of the Company until the next annual general meeting or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, and to approve their compensation terms as set forth in Proposal No. 2 of the Proxy Statement:			
a. To re-elect Mr. Simon Anthony-Fried to serve as a director.	☐	☐	☐
b. To re-elect Mr. Ofir Baharav to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.	☐	☐	☐
c. To re-elect Ms. Irit Ben-Ami to serve as a director and to approve her compensation terms as set forth in Proposal No. 2 of the Proxy Statement.	☐	☐	☐
d. To re-elect Mr. Amit Dror to serve as a director.	☐	☐	☐
e. To re-elect Mr. Roni Kleinfeld to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.	☐	☐	☐
f. To re-elect Mr. Avraham Nahmias to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.	☐	☐	☐
g. To re-elect Mr. Avi Reichental to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.	☐	☐	☐
h. To re-elect Mr. Eliyahu Yoresh to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.	☐	☐	☐
3. To approve the Nano Dimension Ltd. Employee Stock Option Plan (2015), as set forth in **Exhibit A** to the Proxy Statement.	☐	☐	☐
4. To amend the annual cash retainer of the Eligible Directors, as set forth in Proposal No. 4 of the Proxy Statement:			
a. To amend the annual cash retainer of Mr. Ofir Baharav as a director, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐
b. To amend the annual cash retainer of Ms. Irit Ben-Ami as a director, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐
c. To amend the annual cash retainer of Mr. Roni Kleinfeld as a director, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐
d. To amend the annual cash retainer of Mr. Avraham Nahmias as a director, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐
e. To amend the annual cash retainer of Mr. Eliyahu Yoresh as a director, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐

	Yes	No
4.i. The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal. *	☐	☐

* According to Israeli law, your vote will not be counted in the required majority to approve this proposal if you do not confirm that you are not a controlling shareholder and do not have a personal interest in this proposal.

Proposal	For	Against	Abstain
5. Subject to their re-appointment as directors, to grant Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Roni Kleinfeld, Mr. Avraham Nahmias, Mr. Eliyahu Yoresh, Mr. Simon Anthony-Fried and Mr. Avi Reichental, options to purchase Ordinary Shares, as set forth in **Exhibit B** to the Proxy Statement.			
a. Subject to his re-appointment as a director, to grant Mr. Ofir Baharav options to purchase Ordinary Shares, as set forth in **Exhibit B** to the Proxy Statement.	☐	☐	☐
b. Subject to her re-appointment as a director, to grant Ms. Irit Ben-Ami options to purchase Ordinary Shares, as set forth in **Exhibit B** to the Proxy Statement.	☐	☐	☐
c. Subject to his re-appointment as a director, to grant Mr. Roni Kleinfeld options to purchase Ordinary Shares, as set forth in **Exhibit B** to the Proxy Statement.	☐	☐	☐
d. Subject to his re-appointment as a director, to grant Mr. Avraham Nahmias options to purchase Ordinary Shares, as set forth in **Exhibit B** to the Proxy Statement.	☐	☐	☐
e. Subject to his re-appointment as a director, to grant Mr. Eliyahu Yoresh options to purchase Ordinary Shares, as set forth in **Exhibit B** to the Proxy Statement.	☐	☐	☐
f. Subject to his re-appointment as a director, to grant Mr. Simon Anthony-Fried options to purchase Ordinary Shares, as set forth in **Exhibit B** to the Proxy Statement.	☐	☐	☐
g. Subject to his re-appointment as a director, to grant Mr. Avi Reichental options to purchase Ordinary Shares, as set forth in **Exhibit B** to the Proxy Statement.	☐	☐	☐
6. To grant Mr. Amit Dror options to purchase 1,146,000 of the Company's Ordinary Shares as set forth in the Proxy Statement.	☐	☐	☐

	Yes	No
6.i. The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal. *	☐	☐

* According to Israeli law, your vote will not be counted in the required majority to approve this proposal if you do not confirm that you are not a controlling shareholder and do not have a personal interest in this proposal.

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here   ______________________ Please Date Above

______________________ Please Sign Here   ______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD. to be Held on July 3, 2019 for Holders as of June 5, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on June 27, 2019.

To view all Annual General Meeting related materials, please visit:

http://investors.nano-di.com/events-and-presentations

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

NANO DIMENSION LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on June 27, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Nano Dimension Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **June 5, 2019** at the **Annual and Extraordinary General Meeting of the Shareholders** of Nano Dimension Ltd. to be held on **July 3, 2019** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. Box 8016
CARY, NC 27512-9903